United States securities and exchange commission logo





                             November 18, 2020

       Michael Shleifer
       Chief Executive Officer
       Biotech Acquisition Company
       545 West 25th Street, 20th Floor
       New York, NY 10001

                                                        Re: Biotech Acquisition
Company
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted November
13, 2020
                                                            CIK No. 0001825413

       Dear Mr. Shleifer:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted November 13, 2020

       Management
       Advisors, page 100

   1. We note the new disclosure that Messrs. Serra and Tillman will serve as advisors upon completion of this
offering. Please revise to describe the roles of the advisors, and also disclose whether you
intend to pay any consulting fees or other compensation to the advisors. We note
disclosure on page 23 that you may make limited payments to insiders for payment of
"customary fees for financial advisory services." Please clarify.
 Michael Shleifer
Biotech Acquisition Company
November 18, 2020
Page 2

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-
3642 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Shleifer
                                                          Division of
Corporation Finance
Comapany NameBiotech Acquisition Company
                                                          Office of Energy &
Transportation
November 18, 2020 Page 2
cc:       Lawrence A. Rosenbloom, Esq.
FirstName LastName